Exhibit d(5)

Jive Software, Inc.

300 Orchard City Drive, Suite 300

Campbell, California 95008

CONFIDENTIAL

April 17, 2017

Aurea, Inc.

401 Congress Ave.

Suite 2650

Austin, TX 78701

Ladies and Gentlemen:

Jive Software, Inc. (the “Company”) has advised Aurea, Inc. (“Aurea”) that the Company wishes to engage in negotiations with Aurea regarding a possible sale of the Company to Aurea at a purchase price per share of not less than $5.25 in cash (the “Per Share Price” and such possible sale, a “Possible Transaction”). In order to induce A urea to continue negotiations with the Company regarding a Possible Transaction (and in recognition of the time and effort that Aurea has expended and may continue to expend and the expenses that Aurea has incurred to date and may incur in pursuing these negotiations and in investigating the Company’s business through due diligence), the Company intending to be legally bound, agrees as follows:

1. The Company acknowledges and agrees that, during the Exclusivity Period (as defined in paragraph 8 of this letter agreement), the Company will not do, and will not permit any of its Representatives to do, any of the following, directly or indirectly:

(a) solicit, or knowingly encourage or facilitate the initiation or submission of, any expression of interest, inquiry, proposal or offer from any person or entity (other than Aurea) relating to a possible Acquisition Transaction (as defined in paragraph 8 of this letter agreement);

(b) participate in any discussions or negotiations or enter into any agreement with, or provide any nonpublic information to, any person or entity (other than A urea) relating to or in connection with a possible Acquisition Transaction; or

(c) accept any proposal or offer from any person or entity (other than Aurea) relating to a possible Acquisition Transaction.

2. Immediately upon the execution and delivery of this letter agreement, the Company shall, and shall cause each of its Representatives (as defined in paragraph 8 of this letter agreement) to, discontinue any ongoing discussions or negotiations (other than any ongoing discussions with A urea) relating to a possible Acquisition Transaction, in each case, during the Exclusivity Period. If an Acquisition Proposal (as defined in paragraph 8 of this letter agreement) is received, in each case, during the Exclusivity Period by the Company or by any of the Company’s Representatives from any person or entity (other than Aurea), the Company shall promptly (in no more than 24 hours) provide Aurea with (i) a written notice setting forth solely the existence of the Acquisition Proposal and whether such Acquisition Proposal contemplates a higher or lower per share price than the Per Share Price and (ii) if applicable, a written notice setting forth solely the existence of any subsequent modification to such Acquisition Proposal and whether such subsequent modification contemplates a higher or lower per share price than the Per Share Price. Without limiting any of the Company’s or Aurea’s obligations under the NDA (as defined in paragraph 8 of this letter agreement), neither the Company nor Aurea shall make or permit any disclosure to any person or entity regarding (a) the existence or terms of this letter agreement, (b) the existence of discussions or negotiations between the Company and Aurea or (c) the existence or terms of any proposal (including any term sheet or similar document) regarding a Possible Transaction, in each case, other than to the Company’s or Aurea’s Representatives, as applicable. Nothing in this letter agreement or in the NDA shall restrict the Company or A urea from making any disclosure required by law or any regulatory body or under the rules of any stock exchange.

3. The Company acknowledges and agrees that, in addition to all other remedies available (at law or otherwise) to A urea, A urea shall be entitled to equitable relief (including injunction and specific performance) as a remedy for any breach or threatened breach of any provision of this letter agreement. The Company further acknowledges and agrees that Aurea shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph 2, and the Company waives any right it may have to require that Aurea obtain, furnish or post any such bond or similar instrument. If any action, suit or proceeding relating to this letter agreement or the enforcement of any provision of this letter agreement is brought against either party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

4. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to principles of conflicts of laws). Each of Aurea and the Company: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction of the state and federal courts located in the State of Delaware for purposes of any action, suit or proceeding arising out of or relating to this letter agreement; (b) irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this letter agreement in any state or federal court located in the State of Delaware; and (c) irrevocably and unconditionally waives the right to plead or claim, and irrevocably and unconditionally agrees not to plead or claim, that any action, suit or proceeding arising out of or relating to this letter agreement that is brought in any state or federal court located in the State of Delaware has been brought in an inconvenient forum.

5. This letter agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this letter agreement by signing any such counterpart, and each counterpart shall be as valid and effective as if executed as an original. The exchange of a fully executed letter agreement (in counterparts or otherwise) by facsimile or by electronic delivery shall be sufficient to bind the Company to the terms of this letter agreement.

6. Unless otherwise agreed between the parties, each party shall bear its own legal and other costs and expenses incurred in connection any Possible Transaction.

This letter agreement and the NDA constitute the entire agreement between the parties regarding the subject matter hereof and thereof, and supersede all prior agreements and understandings between the parties relating to the subject matter hereof and thereof.

For purposes of this letter agreement:

(a) “Acquisition Proposal” means any expression of interest, inquiry, proposal or offer relating to any Acquisition Transaction.

(b) “Acquisition Transaction” means any transaction directly or indirectly involving:

(i) the sale, exclusive license, or disposition of all or more than 10% of the business or assets (including the equity of any direct or indirect subsidiaries of the Company) of the Company on a consolidated basis (as measured by fair market value of assets or revenue generated);

(ii) any direct or indirect purchase or other acquisition by any party, whether from the Company or any other party, of securities representing more than 10% of the total outstanding voting power of the Company; or

(iii) any merger, consolidation, amalgamation, business combination, share exchange, recapitalization, reorganization or similar transaction involving the Company or any direct or indirect subsidiary of the Company which would result in the events contemplated by clauses (i) or (i i) above;

(c) “Exclusivity Period” means the period commencing as of the date of this letter and ending at the earlier of (i) 11:59 p.m. (Pacific Daylight Time) on April 30, 2017, (ii) the execution and delivery of a definitive written agreement providing for a Possible Transaction, (iii) such time as A urea determines to propose a reduction in the Per Share Price, to offer a form of consideration other than cash, or to alter or otherwise change any of the other material terms or conditions of a Possible Transaction, relative to the proposed terms set forth in the letter delivered by Aurea to the Company on April 14, 2017, in a manner adverse to the Company, and (iv) such time as A urea determines to no longer pursue a Possible Transaction.

(d) “NDA” means the Non-Disclosure Letter Agreement dated as of January 11, 2017 between Aurea and the Company.

(e) A party’s “Representatives” means each person or entity that is or becomes an officer, director, employee, partner, attorney, financial advisor, accountant, agent or representative of such party or of any of such party’s subsidiaries or other affiliates.

Very truly yours,

JIVE SOFTWARE, INC.

By:	/s/ Brian LeBlanc
Printed Name: Brian LeBlanc
Title: Executive Vice President, Chief Financial Officer

ACKNOWLEDGED AND AGREED:

AUREA, INC.

By:	/s/ Andrew S. Price
Printed Name: Andrew S. Price
Title: CFO